Filed Pursuant to Rule 433

Registration No. 333-270970

REPUBLIC OF URUGUAY – ANNOUNCEMENT OF TENDER OFFERS

FREE WRITING PROSPECTUS

FOR IMMEDIATE RELEASE

October 22, 2025

MONTEVIDEO, URUGUAY —

The Republic of Uruguay (“Uruguay”), announced today the commencement of:

1.

A global offer to purchase for cash (the “Global Tender Offer”) bonds of each series of Global Ps. Bonds listed in the table below under “Global Tender Offer” (collectively, the “Old Global Bonds” and each Old Global Bond, a “series” of Old Global Bonds) such that the aggregate Purchase Price to be paid for the Old Global Bonds tendered and accepted for purchase pursuant to the Global Tender Offer is equal to a maximum purchase amount for each series to be determined by Uruguay in its sole discretion. The terms and conditions of the Global Tender Offer are set forth in the offer to purchase, dated Wednesday, October 22, 2025 (the “Global Offer to Purchase”).

2.

A local offer to purchase for cash (the “Local Tender Offer”) Treasury Notes and/or Monetary Regulation Bills listed in the tables below under “Local Tender Offer” (the “Old Local Securities”), subject to the terms and conditions described in the information memorandum dated Wednesday, October 22, 2025 (the “Local Information Memorandum”).

Global Tender Offer

The Global Tender Offer is not conditioned upon any minimum participation of any series of Old Global Bonds but is conditioned, among other things, on the pricing (but not the closing) of a new series of Peso-denominated Global Bonds (the “New Bonds”) in an amount, with pricing and on terms and conditions acceptable to Uruguay in its sole discretion, with pricing terms expected to be announced at or around 4:00 p.m., New York time on Wednesday, October 22, 2025 (the “New Bonds Offering”).

The Global Tender Offer will commence at or around 8:00 a.m., New York time, on Wednesday, October 22, 2025 and, unless extended or earlier terminated, expire at (i) 12:00 noon, New York time, on Wednesday, October 22, 2025 for non-preferred tenders (the “Non-Preferred Tender Period”), and (ii) 2:00 p.m., New York time, on Wednesday, October 22, 2025 for preferred tenders (the “Preferred Tender Period”). The settlement of the Global Tender Offer is scheduled to occur on Monday, October 27, 2025 (the “Global Tender Offer Settlement Date”). The purchase price to be paid per Ps. 1,000 nominal principal amount of each series of Old Global Bonds tendered and accepted pursuant to the Global Tender Offer will be equal to the fixed price indicated in the table below (the “Purchase Price”). Holders whose Old Global Bonds are accepted in the Global Tender Offer will also receive any accrued and unpaid interest from, and including, the last interest payment date for such Old Global Bonds up to, but excluding, the Global Tender Offer Settlement Date (the “Accrued Interest”). Accrued Interest for Preferred and Non-Preferred Tender Orders will be payable in cash.

Global Ps. Bonds	Outstanding Nominal Principal Amount as of Tuesday, October 21, 2025	ISIN	CUSIP	Common Code	Nominal Purchase Price (per Ps.1,000 Principal Amount)(1) (2)
8.500% Global Ps. Bonds due 2028 (“2028 Ps. Bonds”)	Ps. 25,524,895,000	US760942BC54 / USP80557BV53	760942 BC5 / P80557 BV5	168332475 / 168332521	Ps. 1,022.25
8.250% Global Ps. Bonds due 2031 (“2031 Ps. Bonds”)	Ps. 51,332,112,000	US917288BM35	917288 BM3	234586351	Ps. 1,023.30

(1)	The Purchase Price and Accrued Interest shall be converted into U.S. dollars at an exchange rate of Ps. 39.935 to US$1.00.
(2)	In addition, investors will receive Accrued Interest, as described above.

Tender Orders (as defined below) made by holders of any series of Old Global Bonds who have submitted a corresponding Indication of Interest (as defined in the Global Offer to Purchase) for the New Bonds prior to the New Bonds Pricing Time (as defined in the Global Offer to Purchase) will be accepted before any other Tender Orders of such series of Old Global Bonds.

During the Non-Preferred Tender Period or Preferred Tender Period, as applicable, a holder of Old Global Bonds may place orders to tender Old Global Bonds (“Tender Orders”) only through one of the Dealer Managers (as defined below). Holders will NOT be able to submit tenders through Euroclear Bank SA/NV (“Euroclear”), Clearstream Banking, société anonyme (“Clearstream”) or the Depository Trust Company (“DTC”) systems. If a holder does not have an account with a Dealer Manager, such holder may place a tender offer through any broker, dealer, commercial bank, trust company, other financial institution or other custodian that it customarily uses that has an account with a Dealer Manager. Your broker must contact one of the Dealer Managers to submit a Tender Order on your behalf.

Itau BBA USA Securities, Inc., as the billing and delivery bank for the Global Tender Offer (in such capacity, the “Billing and Delivery Bank”), will consolidate all Tender Orders and, upon instruction of Uruguay, accept Old Global Bonds for purchase pursuant to the Global Tender Offer, subject to proration as described in the Global Offer to Purchase, at or around 8:00 a.m., New York time, on Thursday, October 23, 2025 or as soon as possible thereafter.

The Global Tender Offer is subject to Uruguay’s right, at its sole discretion and subject to applicable law, to instruct the Billing and Delivery Bank to extend, terminate, withdraw, or amend the Global Tender Offer at any time. Each of Uruguay and the Billing and Delivery Bank reserves the right, in the sole discretion of each of them, not to accept any Tender Orders for any reason. Tender Orders by a holder of Old Global Bonds must be in Permitted Tender Amounts (as defined in the Global Offer to Purchase) as set forth in the Global Offer to Purchase. Tender Orders that are not for Permitted Tender Amounts will not be accepted.

There is no letter of transmittal or guaranteed delivery procedure in connection with this Global Tender Offer. If you hold Old Global Bonds through DTC, they must be delivered to the Billing and Delivery Bank for settlement no later than 3:00 p.m., New York time, on the Global Tender Offer Settlement Date. If you hold Old Global Bonds through Euroclear or Clearstream, the latest process you can use to deliver your Old Global Bonds to the Billing and Delivery Bank is the overnight process, one day prior to the Global Tender Offer Settlement Date; you may not use the optional daylight process. Failure to deliver Old Global Bonds on time may result (i) in the cancellation of your tender and in you becoming liable for any damages resulting from that failure, (ii) in the case of Preferred Tenders (a) in the cancellation of any allocation of New Bonds in the New Bonds Offering in respect of your related Indication of Interest and/or (b) in the cancellation of your tender and in your remaining obligation to purchase your allocation of New Bonds in respect of your related Indication of Interest and/or (iii) in the delivery of a buy-in notice for the purchase of such Old Global Bonds, executed in accordance with customary brokerage practices for corporate fixed income securities. Any holder whose tender is cancelled will not receive the Purchase Price or Accrued Interest. Holders will not have withdrawal rights with respect to any tenders of Old Global Bonds in the Global Tender Offer. Old Global Bonds accepted for purchase will be settled on a delivery versus payment basis with the Billing and Delivery Bank on the Global Tender Offer Settlement Date in accordance with customary brokerage practices for corporate fixed income securities.

All Old Global Bonds that are tendered pursuant to Tender Orders placed through a Dealer Manager and accepted will be purchased by the Billing and Delivery Bank in such amounts as Uruguay shall determine and subject to the terms and conditions of the Global Offer to Purchase. Subject to the terms and conditions of the Global Tender Offer, only the Billing and Delivery Bank will be liable for the payment of the Purchase Price and Accrued Interest for Old Global Bonds validly tendered and accepted as instructed by Uruguay, as described in the Global Offer to Purchase. Uruguay will not be liable under any circumstances for any payment of the Purchase Price and Accrued Interest to the holders of Old Global Bonds tendered in the Global Tender Offer. The Billing and Delivery Bank shall not be liable for payments to any holder of Old Global Bonds validly tendered and accepted for purchase if such holder fails to deliver such Old Global Bonds at or prior to the deadlines ahead of the settlement of the Global Tender Offer as described in the Global Offer to Purchase.

The Global Offer to Purchase may be downloaded from the Information Agent’s website at https://projects.sodali.com/Uruguay or obtained from the Information Agent, Morrow Sodali International LLC (Email: uruguay@investor.sodali.com, Telephone: +1 203 658 9457 / +44 20 4513 6933), or from any of the Dealer Managers.

The Dealer Managers for the Global Tender Offer are:

BofA Securities, Inc.

One Bryant Park, 9th Floor

New York, New York 10036

United States

Attention: Liability Management

In the United States,

call toll-free: +1 800-292-0070

Outside the United States,

call collect: +1 646-855-8988

HSBC Securities (USA) Inc. 66 Hudson Boulevard New York, NY 10001 Attn: Global Liability Management Group Toll-Free: +1 (888) HSBC-4LM Call Collect: +1(212) 525- 5552 E-mail: lmamericas@us.hsbc.com	Itau BBA USA Securities, Inc. 599 Lexington Avenue, 34th Floor New York, New York 10022 Attention: Debt Capital Markets Collect: +1 (212) 710-6749 US Toll-free: +1 (888) 770-4828

Questions regarding the Global Tender Offer may be directed to the Dealer Managers at the above contact.

Local Tender Offer

The Local Tender Offer is conditioned upon (i) the allocation of the New Bonds Offering, in an amount, at prices and on terms acceptable to Uruguay in its sole discretion and (ii) the New Bonds Offering not being terminated prior to the settlement of the Local Tender Offer.

Only those individuals and/or legal entities that participate in the New Bonds Offering, and for up to the amount of New Bonds allocated to them in the New Bonds Offering (net of the amount of Old Global Bonds of such person accepted by Uruguay for purchase under the Global Tender Offer) may tender their Old Local Securities in the Local Tender Offer (hereinafter the “Eligible Holders”). Eligible Holders may only tender an amount of Old Local Securities of not less than Ps. 100,000 (one hundred thousand Uruguayan Pesos), and, in all cases, subject to the Eligible Holder’s compliance with applicable law (including those of its country of residence or incorporation).

Eligible Holders will be able to select Old Local Securities through the ÁGATA system of the Central Bank of Uruguay beginning on the time Uruguay announces the allocation of the Global Bonds (estimated for Wednesday, October 22, 2025 at 4:30 p.m., or as soon thereafter as practicable) until Friday, October 24, 2025 at 2:00 p.m.

Eligible Holders may participate in the Local Tender Offer with Old Local Securities up to the equivalent of the maximum amount allocated to them in the New Bonds Offering (net of the amount of Old Global Bonds of such person that are accepted for repurchase under the Global Tender Offer).

The repurchase of the Old Local Securities will be carried out respecting the order of priority established by the Eligible Holder when selecting Old Local Securities in the ÁGATA system. However, if the total value of the Old Local Securities selected by the Eligible Holder exceeds the effective value allocated in the New Bonds Offering, the Central Bank of Uruguay (a) will observe the order of priority established by the respective Eligible Holder in the ÁGATA system and (b) in case a certain order of priority has not been indicated in the system, disregard selected Old Local Securities with the longest maturity, until reaching the maximum amount admissible for each Holder.

Eligible Holders participating in the Local Tender Offer will receive in payment for each Ps. 1,000 (one thousand Uruguayan Pesos) nominal amount of their Old Local Securities validly tendered, an amount in cash in U.S. dollars equivalent to the nominal purchase price indicated in the tables below, divided by the exchange rate used in the New Bonds Offering of Ps. 39.935 to US$1.00.

Old Local Securities of Peso-denominated Treasury Notes

ISIN	Series	Maturity Date	Outstanding Amount as of October 21, 2025	Coupon (in %)	Purchase Price (per Ps. 1,000)(1)	Purchase Price (in US$)(2)
UYNA00010UY0	10	1/2/2029	6,549,140,000	10.50	1,107.69010	27.73733
UYNA00011UY8	11	7/12/2026	29,301,320,000	9.125	1,053.14700	26.37153

(1)	Purchase Price in Uruguayan Pesos for each $1,000 (one thousand Uruguayan Pesos) nominal value.
(2)	Purchase Price expressed in U.S. dollars by converting the Uruguayan Peso amounts to U.S. dollars using an exchange rate of Ps. 39.935 to US$1.00.

Old Local Securities of Monetary Regulation Bills in Uruguayan Pesos

ISIN	Maturity Date	Outstanding Principal Amount as of October 21, 2025	Purchase Price (per Ps. 1,000)(1)	Purchase Price (in US$)(2)
UYLR13770UY7	11/3/2025	10,375,910,000	998.63180	25.00643
UYLR13755UY8	11/5/2025	14,490,860,000	998.24650	24.99678
UYLR13677UY4	11/7/2025	9,745,457,812	997.87880	24.98757
UYLR13732UY7	11/14/2025	14,601,870,000	996.52500	24.95367
UYLR13772UY3	11/17/2025	8,634,600,000	996.00790	24.94073
UYLR13758UY2	11/19/2025	23,703,740,000	995.62850	24.93123
UYLR13763UY2	12/3/2025	17,277,420,000	992.94030	24.86391
UYLR13686UY5	12/5/2025	14,625,949,024	992.54930	24.85412
UYLR13765UY7	12/17/2025	16,773,540,000	990.26790	24.79699
UYLR13744UY2	12/19/2025	17,833,290,000	989.95250	24.78909
UYLR13589UY1	12/30/2025	20,440,360,000	987.89930	24.73768
UYLR13771UY5	1/7/2026	17,890,820,000	986.40790	24.70034
UYLR13694UY9	1/9/2026	11,152,714,485	986.03490	24.69100
UYLR13751UY7	1/16/2026	12,367,961,518	984.68930	24.65730
UYLR13705UY3	2/6/2026	12,763,030,000	980.57690	24.55432
UYLR13759UY0	2/13/2026	13,330,800,000	979.26060	24.52136
UYLR13714UY5	3/6/2026	13,857,013,552	975.32750	24.42287
UYLR13766UY5	3/27/2026	14,648,530,000	971.41450	24.32489
UYLR13721UY0	4/10/2026	16,654,268,592	968.97750	24.26387
UYLR13729UY3	5/8/2026	17,670,080,000	963.61930	24.12969
UYLR13738UY4	6/5/2026	17,438,813,261	958.43620	23.99990
UYLR13746UY7	6/26/2026	15,677,975,892	954.56590	23.90299
UYLR13753UY3	7/31/2026	15,365,869,518	947.44410	23.72466
UYLR13761UY6	9/4/2026	21,134,154,228	940.86080	23.55980
UYLR13768UY1	10/2/2026	17,490,538,359	935.66276	23.42964
UYLR13773UY1	10/30/2026	8,049,070,000	930.55250	23.30168

(1)	Purchase Price in Uruguayan Pesos for each $1,000 (one thousand Uruguayan Pesos) nominal value.
(2)	Purchase Price expressed in U.S. dollars by converting the peso amounts to U.S. dollars using an exchange rate of Ps. 39.935 to US$1.00.

Old Local Securities shall be tendered in denominations of not less than Ps. 100,000 (one hundred thousand Uruguayan Pesos) or UI 100,000 (one hundred thousand Indexed Units), as applicable and, in the event that the Eligible Holder tenders Old Local Securities in an amount that is not a multiple of the denomination in which the New Bonds will be issued, the Republic will pay the balance in cash.

Eligible Holders residing in Uruguay that wish to participate in the Local Tender Offer should contact their broker and/or financial intermediation entities authorized by the Central Bank of Uruguay in order to obtain information on the scope of the Local Tender Offer, being exclusively responsible before Uruguay for any non-compliance with applicable law.

Non-resident Eligible Holders must also consult directly with their custodians regarding the specific requirements necessary for the purposes of their participation. Non-resident Eligible Holders who wish to participate in the Local Tender Offer shall obtain an allocation code from the Dealer Managers specified above, in order to be able to identify their Old Local Securities for tender. Such allocation code may be requested as part of the allocation in the New Bonds Offering. Non- resident Eligible Holders may participate in the Local Tender Offer with Old Local Securities beginning on the time Uruguay announces the allocation of the Global Bonds (estimated for Wednesday, October 22, 2025, at 4:30 p.m., or as soon thereafter as practicable) until Thursday, October 23, 2025, at 2:00 p.m.

The Local Information Memorandum may be obtained from Uruguay. The Dealer Managers are not acting as dealer managers for the Local Tender Offer.

Questions regarding the structure of the Local Tender Offer may be directed to Uruguay at:

Victoria Buscio (email: victoria.buscio@mef.gub.uy, Telephone: + 598 (2) 1712 2785)

Gabriela Tobias (email: gabriela.tobias@mef.gub.uy, Telephone: + 598 (2) 1712 2786)

Questions regarding the tendering process may be directed to the Central Bank of Uruguay at:

Fabio Malacrida (email: fabiom@bcu.gub.uy, + 598 (2) 1967 1102)

Marcelo Vidoni (email: mvidoni@bcu.gub.uy, + 598 (2) 1967 2444)

Veronica Vitette (email: vvitette@bcu.gub.uy, + 598 (2) 1967 2426)

Liliana Garcia (email: ligarcia@bcu.gub.uy, + 598 (2) 1967 2405)

* * *

Uruguay has filed a registration statement (including prospectus supplement and the prospectus) with the SEC for the New Bonds Offering and the issuance of New Bonds. Before you invest, you should read the prospectus in the registration statement and other documents that Uruguay has filed with the SEC for more complete information about Uruguay and such offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov.

The following additional information of Uruguay is available from the SEC website and also accompanies this press release:

https://www.sec.gov/Archives/edgar/data/102385/000119312523182065/d511752dsba.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312525144062/d46889dex99d.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312525243105/d16170dex991.htm

Important Notice

This announcement is not an offer to purchase or a solicitation of an offer to sell the Old Global Bonds or Old Local Securities. The Global Tender Offer will be made only by and pursuant to the terms of the Global Offer to Purchase, as may be amended or supplemented from time to time and the Local Tender Offer will be made only by and pursuant to the terms of the Local Information Memorandum, as may be amended or supplemented from time to time. The Dealer Managers are not acting as dealer managers for the Local Tender Offer.

The distribution of materials relating to the New Bonds Offering, Global Tender Offer and Local Tender Offer, and the transactions contemplated by the New Bonds Offering, Global Tender Offer and Local Tender Offer, may be restricted by law in certain jurisdictions. Each of the New Bonds Offering, Global Tender Offer and Local Tender Offer is made only in those jurisdictions where it is legal to do so. The New Bonds Offering, Global Tender Offer and Local Tender Offer are void in all jurisdictions where they are prohibited. If materials relating to the New Bonds Offering, Global Tender Offer or Local Tender Offer come into your possession, you are required to inform yourself of and to observe all of these restrictions. The materials relating to the New Bonds Offering, Global Tender Offer and Local Tender Offer do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the New Bonds Offering or the Global Tender Offer be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the New Bonds Offering or the Global Tender Offer, as the case may be, shall be deemed to be made by the Dealer Manager or such affiliate in that jurisdiction. Owners who may lawfully participate in the Global Tender Offer in accordance with the terms thereof are referred to as “holders” and owners who may lawfully participate in the Local Tender Offer in accordance with the terms thereof are referred to as “Eligible Holders.”

Stabilization/FCA

No securities are intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in any Member State of the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 (as amended or superseded, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling any securities or otherwise making them available to retail investors in the EEA has been prepared and therefore any offering or selling of any securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

No securities are intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, (a) a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (“FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) an investor who is not a qualified investor as defined in Article 2 of the UK Prospectus Regulation, and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities. Consequently, no key information document required by the PRIIPs Regulation, as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”), for offering or selling securities or otherwise making them available to retail investors in the UK has been prepared and therefore any offering or selling of securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

The expression “UK Prospectus Regulation” means the Prospectus Regulation, as it forms part of UK domestic law by virtue of the EUWA.

Neither this communication nor any other offer materials relating to the Global Tender Offer or Local Tender Offer are being made, and this communication has not been approved, by an authorized person for the purposes of section 21 of the FSMA. This announcement is for distribution only to persons who (i) are outside the UK; (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”); (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order; or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This announcement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

*   *   *

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.